Jaime L. Chase +1 202 728 7096 jchase@cooley.com	Via EDGAR

September 29, 2022

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt Kathleen Collins Stephanie Sullivan

Re:	Endava plc.

Amendment to Annual Report on Form 20-F (File No. 001-38607)

Filed on September 28, 2021

CIK 0001656081

Ladies and Gentlemen:

On behalf of Endava plc (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2022 (the “Comment Letter”) with respect to the Annual Report on Form 20-F filed with the Commission on September 28, 2021 (the “2021 Annual Report”).

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Form 20-F for the fiscal year ended June 30, 2021

General

1.

We have reviewed your response to prior comment 1 and continue to believe that the Endava plc financial statements are materially deficient for any years that KPMG Audit SRL, a firm that is not registered with the Public Company Accounting Oversight Board (“PCAOB”), played a substantial role in the audit. Please correct the material deficiency in your audited financial statements to comply with Section 102(a) of the Sarbanes-Oxley Act and PCAOB Rule 2100 that require any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB.

The Company acknowledges the Staff’s comment and confirms that the Company’s auditor will correct the deficiency in the audit of the Company’s financial statements to comply with the provisions set forth above and such corrections will be reflected in the Company’s Annual Report on Form 20-F for the year ended June 30, 2022.

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

September 29, 2022

Page Two

*                *                 *

Please contact me at (202) 728-7096, Eric Jensen at (650) 843-5049 or John McKenna at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	John Cotterell, Endava plc

Mark Thurston, Endava plc

Rohit Bhoothalingam, Endava plc

Eric Jensen, Cooley LLP

John McKenna, Cooley LLP

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com